Exhibit 99.1

JD.com Announces Fourth Quarter and Full Year 2021 Results

Beijing, China—March 10, 2022—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the quarter and the full year ended December 31, 2021.

Fourth Quarter and Full Year 2021 Highlights

•

Net revenues for the fourth quarter of 2021 were RMB275.9 billion (US$[1]43.3 billion), an increase of 23.0% from the fourth quarter of 2020. Net service revenues for the fourth quarter of 2021 were RMB41.2 billion (US$6.5 billion), an increase of 28.3% from the fourth quarter of 2020. Net revenues for the full year of 2021 were RMB951.6 billion (US$149.3 billion), an increase of 27.6% from the full year of 2020. Net service revenues for the full year of 2021 were RMB135.9 billion (US$21.3 billion), an increase of 44.7% from the full year of 2020.

•

Loss from operations for the fourth quarter of 2021 was RMB392.0 million (US$61.5 million), compared to an income of RMB594.9 million for the same period last year. Non-GAAP[2] income from operations for the fourth quarter of 2021 was RMB2.8 billion (US$0.4 billion), compared to RMB1.2 billion for the fourth quarter of 2020. Operating margin of JD Retail before unallocated items for the fourth quarter of 2021 was 2.1%, compared to 1.9% for the fourth quarter of 2020[3]. Income from operations for the full year of 2021 was RMB4.1 billion (US$0.6 billion), compared to RMB12.3 billion for the full year of 2020. Non-GAAP income from operations for the full year of 2021 was RMB13.4 billion (US$2.1 billion), compared to RMB15.3 billion for the full year of 2020. Operating margin of JD Retail before unallocated items for the year of 2021 was 3.1%, compared to 3.0% for the year of 2020[3].

•

Net loss attributable to ordinary shareholders for the fourth quarter of 2021 was RMB5.2 billion (US$0.8 billion), compared to a net income of RMB24.3 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2021 was RMB3.6 billion (US$0.6 billion), compared to RMB2.4 billion for the same period last year. Net loss attributable to ordinary shareholders for the full year of 2021 was RMB3.6 billion (US$0.6 billion), compared to a net income of RMB49.4 billion for the full year of 2020. Non-GAAP net income attributable to ordinary shareholders for the full year of 2021 was RMB17.2 billion (US$2.7 billion), compared to RMB16.8 billion for the full year of 2020.

•

Diluted net loss per ADS for the fourth quarter of 2021 was RMB3.33 (US$0.52), compared to a diluted net income per ADS of RMB15.18 for the fourth quarter of 2020. Non-GAAP diluted net income per ADS for the fourth quarter of 2021 was RMB2.21 (US$0.35), compared to RMB1.49 for the same period last year. Diluted net loss per ADS for the full year of 2021 was RMB2.29 (US$0.36), compared to a diluted net income per ADS of RMB31.68 for the full year of 2020. Non-GAAP diluted net income per ADS for the full year of 2021 was RMB10.75 (US$1.69), compared to RMB10.56 for the full year of 2020.

1

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 30, 2021, which was RMB6.3726 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.
3	Operating margin of JD Retail before unallocated items for the fourth quarter and the full year of 2020 was retrospectively adjusted to conform to current period presentation of segment information.

•

Operating cash flow for the full year of 2021 was RMB42.3 billion (US$6.6 billion), compared to RMB42.5 billion for the full year of 2020. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the full year of 2021 was RMB26.2 billion (US$4.1 billion), compared to RMB34.9 billion for the full year of 2020.

•	Annual active customer accounts[4] increased by 20.7% to 569.7 million in 2021 from 471.9 million in 2020.

“JD.com maintained a healthy growth momentum and contributed to the high-quality expansion of China’s consumption amid a dynamic external environment. This was driven by our resilient business model as a new type of real economy based enterprise and persistent focus on serving users and supporting business partners,” said Lei Xu, President of JD.com. “JD’s open ecosystem and supply chain capabilities created exceptional value for business partners by enabling high-efficiency operations and continued growth. Looking ahead, our focus on bringing value to users and partners will continue to guide our long-term development and investment priorities.”

“We are pleased to finish the year with a set of strong results on both the top and bottom lines as we continued to execute and deliver on our strategic priorities,” said Sandy Xu, Chief Financial Officer of JD.com. “During the quarter, we further optimized our operational efficiency through technology and innovation, increasing our competitiveness as well as our ability to support our business partners. In 2022, we will continue to execute our business strategies and focus on sustainable high-quality growth across all of our business lines.”

Business Highlights

Environment, Social and Governance

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JD.com further enhanced its green construction standards for its recent office park expansion, receiving the Three-Star Green Building Certification, the highest such rating awarded in China. As a low-carbon model company, JD.com’s headquarter offices in each region are constructed with low-maintenance materials and employ eco-friendly facilities including energy-saving LED lights and micro-sprinkler irrigation systems. In addition, all of JD.com’s headquarter parks feature 2,700 cubic meter volume rainwater storage tanks which reduce municipal drainage pressure through reuse of rainwater, satisfying “Sponge City” standards for innovative water management strategies.

•

Since late 2021, JD.com has proactively donated protection materials and daily necessities to support the fight against COVID-19 outbreaks in Hong Kong, Shaanxi provincial capital Xi’an and other regions. As part of its efforts, JD.com announced the donation of RMB100 million worth of anti-epidemic supplies to medical workers in Hong Kong. In Xi’an, JD.com further upgraded its disinfection measures to ensure product safety and increased employee protection, including purchasing COVID-19 health insurance for all local employees.

4	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

JD Retail

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During the fourth quarter, JD.com further promoted its omni-channel innovation project through its collaboration with over 600 stores of China Resources Vanguard (CR Vanguard), one of China’s largest retail chains. JD.com leveraged the on-demand delivery and retail platform of Dada Nexus Limited, or Dada Group, which was recently consolidated by JD.com, to help CR Vanguard achieve an increase of over 400% year-on-year in transaction volume during 2021’s Singles Day Grand Promotion. So far, JD.com has successfully established collaboration with more than 370 supermarkets including Walmart and Yonghui, covering over 34,000 stores with over three million SKUs, providing consumers with on-demand shopping options through JD.com’s app, including the recently launched in-app tab “Nearby”, the entrance to JD.com’s one-hour delivery service which covers nearly 400 cities in China.

•

In the fourth quarter, JD.com established partnerships with Dior, LOEWE and Givenchy, three luxury brands under LVMH, through JD.com’s mini-app. This marks the first collaboration between Dior’s fashion and accessories category and an e-commerce retailer worldwide, as well as LOEWE and Givenchy’s first collaboration with a third-party e-commerce retailer in China. In addition, three watch brands TISSOT, Emporio Armani and MICHAEL KORS, and a high-end eyewear brand ZEISS opened flagship stores on JD.com. Several international designer brands also launched flagship stores on JD.com during the quarter, including Ami Paris, Neil Barrett, Yuzefi, TSUBO, Études and ZESPÀ.

•

In January 2022, JD.com announced its strategic partnership with Shopify, becoming Shopify’s first strategic partner in China. Through this collaboration, JD.com will launch a fast-track channel for international merchants and emerging brands on Shopify to list their products on JD.com, offering more global products to Chinese consumers. Additionally, JD.com will support high-quality Chinese brands to set up Direct-to-Consumer channels through Shopify to reach consumers globally, and help international merchants on Shopify to access JD.com’s high-quality supplier network.

JD Health

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In the fourth quarter, JD Health continued to innovate and bring quality healthcare services to all family members. As one of the first online pet hospitals launched in China, leveraging the technology and supply chain capabilities, JD Health partnered with veterinarians and offline specialist pet hospitals to provide intergraded online and offline services experience to users. By the end of 2021, JD Health had over 5,000 professional veterinarians, providing pet owners with 24/7 online healthcare consultation services including online video conferencing consultation, pet health advisory and interpretation of reports.

•

In December 2021, JD Health led the establishment of the first “Internet Medical Expert Committee” with the participation of 27 academic leaders from JD Health specialist centers and more than 30 chief physicians and deputy chief physicians from multiple Grade “3A” hospitals in China. The Committee’s purpose is to promote the high-quality development of the internet medical industry, medical innovation and the application of transformative medical scientific research. In addition to supporting the standardization of internet diagnosis and treatments and providing guidance for internet medical services, the Committee will help to establish a range of mechanisms to further improve the quality of internet medical services.

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In the fourth quarter, JD Health continued to explore in-depth collaborations with leading pharmaceutical companies. JD Health partnered with Takeda China to debut Firazyr®, a new drug for the treatment of acute attacks of Hereditary Angioedema (HAE) through JD Pharmacy. JD Health and Sanofi, a global biopharmaceutical company, jointly launched the “Diabetes Online Diagnosis and Treatment Service Management Excellence Center”. JD Health also reached a strategic cooperation with BeiGene, a global science-driven biotechnology company, to jointly establish an innovative platform to provide professional management services for cancer patients.

JD Logistics

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JD Logistics provided integrated supply chain logistics services for international sporting events covering multiple warehouse centers and competition and non-competition venues. Through the use of Automated Guided Vehicle (“AGV”) robots and intelligent distribution equipment, JD Logistics helped to ensure efficiency and safety of the events.

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JD.com entered into a strategic partnership with Tyson Foods China to facilitate the digital upgrade of its supply chain. JD Logistics will provide Tyson Foods China with customized and digitalized supply chain planning, as well as warehouse network planning and inventory distribution services. Leveraging JD Logistics’s cold chain warehouse and distribution network and system capabilities, the collaboration will provide Tyson Foods China with more efficient and reliable cold chain solutions.

•

As of December 31, 2021, JD Logistics operated over 1,300 warehouses, which covered an aggregate gross floor area of over 24 million square meters, including space in cloud warehouses managed under the JD Logistics Open Warehouse Platform.

JD Industry

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In the fourth quarter, JD Industry introduced a new generation of infrastructure for industrial supply chain management, including enterprise distribution centers, smart cabinets and mobile warehouses. More than 200 facilities have been deployed nationwide to address the pain points facing industrial enterprises, such as the fragmentation of package procurement due to multiple orders and channels, difficulty in providing on-time deliveries of material supplies for construction projects in remote areas, the low efficiency of on-site industrial material management and high inventory costs. JD Industry is committed to improving the efficiency of cross-industry collaboration and facilitating the digital transformation of the industrial supply chain.

Fourth Quarter 2021 Financial Results

Net Revenues. For the fourth quarter of 2021, JD.com reported net revenues of RMB275.9 billion (US$43.3 billion), representing a 23.0% increase from the same period of 2020. Net product revenues increased by 22.1%, while net service revenues increased by 28.3% for the fourth quarter of 2021, as compared to the same period of 2020.

Cost of Revenues. Cost of revenues increased by 23.6% to RMB238.8 billion (US$37.5 billion) for the fourth quarter of 2021 from RMB193.2 billion for the fourth quarter of 2020.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 10.7% to RMB16.3 billion (US$2.6 billion) for the fourth quarter of 2021 from RMB14.8 billion for the fourth quarter of 2020. Fulfillment expenses as a percentage of net revenues was 5.9% for the fourth quarter of 2021, compared to 6.6% for the same period last year.

Marketing Expenses. Marketing expenses increased by 28.2% to RMB13.4 billion (US$2.1 billion) for the fourth quarter of 2021 from RMB10.4 billion for the fourth quarter of 2020.

Research and Development Expenses. Research and development expenses was RMB4.1 billion (US$0.6 billion) for the fourth quarter of 2021, as compared to RMB4.5 billion for the fourth quarter of 2020.

General and Administrative Expenses. General and administrative expenses increased by 89.0% to RMB3.7 billion (US$0.6 billion) for the fourth quarter of 2021 from RMB2.0 billion for the fourth quarter of 2020. The increase was primarily due to the increase in share-based compensation expenses.

Income/(Loss) from Operations and Non-GAAP Income from Operations. Loss from operations for the fourth quarter of 2021 was RMB392.0 million (US$61.5 million), compared to an income of RMB594.9 million for the same period last year. Non-GAAP income from operations for the fourth quarter of 2021 was RMB2.8 billion (US$0.4 billion), compared to RMB1.2 billion for the fourth quarter of 2020. Operating margin of JD Retail before unallocated items for the fourth quarter of 2021 was 2.1%, compared to 1.9% for the fourth quarter of 2020.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 56.2% to RMB4.2 billion (US$0.7 billion) for the fourth quarter of 2021, compared to RMB2.7 billion for the fourth quarter of 2020.

Share of Results of Equity Investees. Share of results of equity investees was a loss of RMB4.3 billion (US$0.7 billion) for the fourth quarter of 2021, as compared to an income of RMB1.7 billion for the fourth quarter of 2020. The loss for the fourth quarter of 2021 was primarily due to non-cash impairment in certain equity investees.

Others, net. Other non-operating loss was RMB22.0 million (US$3.5 million) for the fourth quarter of 2021, as compared to other non-operating income of RMB22.0 billion for the fourth quarter of 2020. The decrease was primarily due to the fluctuation in fair value change of investment securities, which resulting from the fluctuation in the market prices of equity investments in publicly-traded companies.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net loss attributable to ordinary shareholders for the fourth quarter of 2021 was RMB5.2 billion (US$0.8 billion), compared to a net income of RMB24.3 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the fourth quarter of 2021 was RMB3.6 billion (US$0.6 billion), compared to RMB2.4 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS for the fourth quarter of 2021 was RMB3.33 (US$0.52), compared to a diluted net income per ADS of RMB15.18 for the fourth quarter of 2020. Non-GAAP diluted net income per ADS for the fourth quarter of 2021 was RMB2.21 (US$0.35), compared to RMB1.49 for the fourth quarter of 2020.

Cash Flow and Working Capital

As of December 31, 2021, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB191.3 billion (US$30.0 billion), compared to RMB151.1 billion as of December 31, 2020. For the fourth quarter of 2021, free cash flow of the company was as follows:

		For the three months ended
		December 31, 2020	December 31, 2021	December 31, 2021
		RMB	RMB	US$
		(In thousands)
Net cash provided by operating activities		5,213,568	6,472,325	1,015,649
Add:	Impact from JD Baitiao receivables included in the operating cash flow	207,102	1,300,928	204,144
Add/(Less):	Capital expenditures, net of related sales proceeds
	Capital expenditures for development properties	1,125,815	(3,866,523)	(606,741)
	Other capital expenditures*	(1,971,418)	(1,615,101)	(253,445)

Free cash flow		4,575,067	2,291,629	359,607

*	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB18.8 billion (US$2.9 billion) for the fourth quarter of 2021, consisting primarily of increase in short-term investments and cash paid for capital expenditures.

Net cash used in financing activities was RMB3.4 billion (US$0.5 billion) for the fourth quarter of 2021, consisting primarily of repayment of short-term debts, partly offset by proceeds from the second closing of JD Property’s non-redeemable series A preferred share financing.

Full Year 2021 Financial Results

Net Revenues. For the full year of 2021, JD.com reported net revenues of RMB951.6 billion (US$149.3 billion), representing a 27.6% increase from the full year of 2020. Net product revenues increased by 25.1%, while net service revenues increased by 44.7% for the full year of 2021, as compared to the full year of 2020.

Cost of Revenues. Cost of revenues increased by 29.2% to RMB822.5 billion (US$129.1 billion) for the full year of 2021 from RMB636.7 billion for the full year of 2020.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 21.3% to RMB59.1 billion (US$9.3 billion) for the full year of 2021 from RMB48.7 billion for the full year of 2020. Fulfillment expenses as a percentage of net revenues was 6.2% for the full year of 2021, compared to 6.5% for the full year of 2020.

Marketing Expenses. Marketing expenses increased by 42.7% to RMB38.7 billion (US$6.1 billion) for the full year of 2021 from RMB27.2 billion for the full year of 2020.

Research and Development Expenses. Research and development expenses was RMB16.3 billion (US$2.6 billion) for the full year of 2021, as compared to RMB16.1 billion for the full year of 2020.

General and Administrative Expenses. General and administrative expenses increased by 80.4% to RMB11.6 billion (US$1.8 billion) for the full year of 2021 from RMB6.4 billion for the full year of 2020. The increase was primarily due to the increase in share-based compensation expenses, and the increase in scale of business.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the full year of 2021 was RMB4.1 billion (US$0.6 billion), compared to RMB12.3 billion for the full year of 2020. Non-GAAP income from operations for the full year of 2021 was RMB13.4 billion (US$2.1 billion), compared to RMB15.3 billion for the full year of 2020. Operating margin of JD Retail before unallocated items for the full year of 2021 was 3.1%, compared to 3.0% for the full year of 2020.

Non-GAAP EBITDA. Non-GAAP EBITDA for the full year of 2021 was RMB18.7 billion (US$2.9 billion), compared to RMB20.7 billion for the full year of 2020.

Share of Results of Equity Investees. Share of results of equity investees was a loss of RMB4.9 billion (US$0.8 billion) for the full year of 2021, as compared to an income of RMB4.3 billion for the full year of 2020. The loss for the full year of 2021 was primarily due to non-cash impairment in certain equity investees.

Others, net. Other non-operating loss was RMB0.6 billion (US$0.1 billion) for the full year of 2021, as compared to other non-operating income of RMB35.3 billion for the full year of 2020. The decrease was primarily due to the fluctuation in fair value change of investment securities, which resulting from the fluctuation in the market prices of equity investments in publicly-traded companies.

Net Income/(Loss) Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net loss attributable to ordinary shareholders for the full year of 2021 was RMB3.6 billion (US$0.6 billion), compared to a net income of RMB49.4 billion for the full year of 2020. Non-GAAP net income attributable to ordinary shareholders for the full year of 2021 was RMB17.2 billion (US$2.7 billion), compared to RMB16.8 billion for the full year of 2020.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net loss per ADS for the full year of 2021 was RMB2.29 (US$0.36), compared to a diluted net income per ADS of RMB31.68 for the full year of 2020. Non-GAAP diluted net income per ADS for the full year of 2021 was RMB10.75 (US$1.69), compared to RMB10.56 for the full year of 2020.

Cash Flow and Working Capital

For the full year of 2021, free cash flow of the company was as follows:

		For the year ended
		December 31, 2020	December 31, 2021	December 31, 2021
		RMB	RMB	US$
		(In thousands)
Net cash provided by operating activities		42,544,317	42,301,294	6,637,996
Add:	Impact from JD Baitiao receivables included in the operating cash flow	47,938	2,492,211	391,082
Less:	Capital expenditures, net of related sales proceeds
	Capital expenditures for development properties	(3,533,666)	(13,510,306)	(2,120,062)
	Other capital expenditures	(4,136,344)	(5,055,558)	(793,327)

Free cash flow		34,922,245	26,227,641	4,115,689

Net cash used in investing activities was RMB74.2 billion (US$11.7 billion) for the full year of 2021, consisting primarily of increase in short-term investments, cash paid for capital expenditures, and cash paid for investments in equity investees and purchases of investment securities, partially offset by cash received from disposal of investment securities and proceeds from sale of development properties.

Net cash provided by financing activities was RMB19.5 billion (US$3.1 billion) for the full year of 2021, consisting primarily of proceeds from the initial public offering of JD Logistics, proceeds from short-term debts, and proceeds from JD Property’s non-redeemable series A preferred share financing, partially offset by repayment of short-term debts and unsecured senior notes, and repurchase of ordinary shares.

Supplemental Information

The company reports three segments, JD Retail, JD Logistics and New businesses. JD Retail mainly consists of online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New businesses mainly include JD Property, Jingxi, overseas businesses and technology initiatives.

The table below sets forth the segment operating results, with prior period segment information retrospectively recast to conform to current period presentation:

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)			(In thousands)
Net revenues:
JD Retail	206,044,441	249,869,245	39,209,937	693,964,540	866,302,539	135,941,772
JD Logistics	23,867,500	30,471,676	4,781,671	73,374,716	104,693,402	16,428,679
New businesses	5,644,927	8,212,837	1,288,774	17,601,552	26,063,231	4,089,891
Inter-segment*	(11,368,139)	(12,797,582)	(2,008,220)	(39,944,874)	(46,042,537)	(7,225,079)

Total segment net revenues	224,188,729	275,756,176	43,272,162	744,995,934	951,016,635	149,235,263
Unallocated items**	139,426	150,981	23,692	805,952	575,519	90,311

Total consolidated net revenues	224,328,155	275,907,157	43,295,854	745,801,886	951,592,154	149,325,574

Operating income/(loss):
JD Retail	3,955,248	5,343,721	838,546	20,610,903	26,612,604	4,176,098
JD Logistics	(665,702)	729,737	114,512	1,097,940	(1,827,056)	(286,705)
New businesses	(966,840)	(3,224,035)	(505,921)	(4,723,209)	(10,599,085)	(1,663,228)
Including: gain on sale of development properties	1,109,179	18,192	2,855	1,648,747	766,992	120,358

Total segment operating income	2,322,706	2,849,423	447,137	16,985,634	14,186,463	2,226,165
Unallocated items**	(1,727,759)	(3,241,410)	(508,648)	(4,642,814)	(10,045,513)	(1,576,360)

Total consolidated operating income/(loss)	594,947	(391,987)	(61,511)	12,342,820	4,140,950	649,805

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
	(In thousands)			(In thousands)
Electronics and home appliances revenues	115,819,247	140,931,723	22,115,263	400,927,285	492,592,257	77,298,474
General merchandise revenues	76,380,715	93,743,101	14,710,338	250,951,955	323,062,620	50,695,575

Net product revenues	192,199,962	234,674,824	36,825,601	651,879,240	815,654,877	127,994,049
Marketplace and marketing revenues	17,480,690	22,238,762	3,489,747	53,472,718	72,118,163	11,316,914
Logistics and other service revenues	14,647,503	18,993,571	2,980,506	40,449,928	63,819,114	10,014,611

Net service revenues	32,128,193	41,232,333	6,470,253	93,922,646	135,937,277	21,331,525

Total net revenues	224,328,155	275,907,157	43,295,854	745,801,886	951,592,154	149,325,574

Recent Development

Status Update of Acquisition of CNLP

Since the previously announced entry into definitive agreement and potential mandatory conditional cash offer to acquire China Logistics Property Holdings Co., Ltd (“CNLP”) on September 1, 2021, the transaction has progressed as planned. JD.com has begun to consolidate the financial results of CNLP into its own since March 1, 2022. JD.com held approximately 80% of CNLP’s issued and outstanding shares as of March 1, 2022. The cash offer to acquire CNLP is still in process as of the date of this announcement.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on March 10, 2022, (8:00 pm, Beijing/Hong Kong Time on March 10, 2022) to discuss financial results for the fourth quarter and full year of 2021.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/1165506

CONFERENCE ID: 1165506

A telephone replay will be available from 10:00 am, Eastern Time on March 10, 2022 through 8:59 am, Eastern Time on March 17, 2022. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International:	+61-2-8199-0299

Passcode:	1165506

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	86,084,857	70,766,531	11,104,813
Restricted cash	4,434,448	5,925,567	929,851
Short-term investments	60,577,110	114,564,218	17,977,626
Accounts receivable, net (including JD Baitiao of RMB0.8 billion and RMB2.5 billion as of December 31, 2020 and 2021, respectively)(1)	7,111,947	11,899,851	1,867,346
Advance to suppliers	3,767,933	3,958,727	621,211
Inventories, net	58,932,519	75,601,327	11,863,498
Prepayments and other current assets	7,076,590	11,455,613	1,797,636
Amount due from related parties	6,667,262	5,499,783	863,036
Assets held for sale	148,592	—	—

Total current assets	234,801,258	299,671,617	47,025,017
Non-current assets
Property, equipment and software, net	22,596,570	32,944,163	5,169,658
Construction in progress	7,906,406	5,817,268	912,856
Intangible assets, net	6,462,888	5,836,688	915,904
Land use rights, net	11,124,913	14,327,797	2,248,344
Operating lease right-of-use assets	15,484,082	19,987,335	3,136,449
Goodwill	10,904,409	12,433,068	1,951,020
Investment in equity investees	58,501,329	63,222,474	9,920,986
Investment securities	39,085,150	19,088,047	2,995,331
Deferred tax assets	532,746	1,110,891	174,323
Other non-current assets	13,315,844	21,803,781	3,421,488
Amount due from related parties	242,527	263,588	41,363
Assets held for sale	1,329,672	—	—

Total non-current assets	187,486,536	196,835,100	30,887,722

Total assets	422,287,794	496,506,717	77,912,739

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	—	4,367,675	685,384
Accounts payable	106,818,425	140,484,105	22,045,022
Advance from customers	20,998,001	29,105,767	4,567,330
Deferred revenues	3,417,313	3,457,907	542,621
Taxes payable	3,029,416	2,567,686	402,926
Amount due to related parties	585,324	519,023	81,446
Accrued expenses and other current liabilities	30,034,571	34,468,548	5,408,867
Operating lease liabilities	5,513,534	6,664,839	1,045,859
Unsecured senior notes	3,259,882	—	—
Liabilities held for sale	360,196	—	—

Total current liabilities	174,016,662	221,635,550	34,779,455
Non-current liabilities
Deferred revenues	1,617,844	1,296,758	203,490
Unsecured senior notes	9,594,556	9,385,959	1,472,862
Deferred tax liabilities	1,921,831	1,897,164	297,706
Long-term borrowings	2,936,205	—	—
Operating lease liabilities	10,249,957	13,720,797	2,153,092
Other non-current liabilities	331,623	1,786,364	280,319

Total non-current liabilities	26,652,016	28,087,042	4,407,469

Total liabilities	200,668,678	249,722,592	39,186,924

(1)

JD Technology performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Technology, the company periodically securitizes Baitiao receivables through the transfer of those assets to securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

JD.com, Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	17,133,208	1,211,901	190,174
SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 3,159,309 shares issued and 3,110,792 shares outstanding as of December 31, 2021)	187,543,295	208,911,653	32,782,797
Non-controlling interests	16,942,613	36,660,571	5,752,844

Total shareholders’ equity	204,485,908	245,572,224	38,535,641

Total liabilities, mezzanine equity and shareholders’ equity	422,287,794	496,506,717	77,912,739

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	192,199,962	234,674,824	36,825,601	651,879,240	815,654,877	127,994,049
Net service revenues	32,128,193	41,232,333	6,470,253	93,922,646	135,937,277	21,331,525

Total net revenues	224,328,155	275,907,157	43,295,854	745,801,886	951,592,154	149,325,574

Cost of revenues	(193,185,835)	(238,784,815)	(37,470,548)	(636,693,551)	(822,525,462)	(129,072,194)
Fulfillment	(14,752,007)	(16,326,841)	(2,562,038)	(48,700,211)	(59,055,207)	(9,267,051)
Marketing	(10,423,229)	(13,362,697)	(2,096,899)	(27,155,972)	(38,743,040)	(6,079,628)
Research and development	(4,503,450)	(4,105,119)	(644,183)	(16,148,948)	(16,332,036)	(2,562,853)
General and administrative	(1,977,866)	(3,737,864)	(586,552)	(6,409,131)	(11,562,451)	(1,814,401)
Gain on sale of development properties	1,109,179	18,192	2,855	1,648,747	766,992	120,358

Income/(Loss) from operations(2)(3)	594,947	(391,987)	(61,511)	12,342,820	4,140,950	649,805

Other income/(expenses)
Share of results of equity investees	1,679,822	(4,272,346)	(670,424)	4,291,453	(4,918,023)	(771,745)
Interest expense	(296,061)	(447,170)	(70,171)	(1,125,181)	(1,213,455)	(190,418)
Others, net(4)	21,971,125	(21,994)	(3,451)	35,309,799	(590,222)	(92,618)

Income/(loss) before tax	23,949,833	(5,133,497)	(805,557)	50,818,891	(2,580,750)	(404,976)
Income tax benefits/(expenses)	331,722	(185,223)	(29,066)	(1,481,645)	(1,886,535)	(296,039)

Net income/(loss)	24,281,555	(5,318,720)	(834,623)	49,337,246	(4,467,285)	(701,015)

Net loss attributable to non-controlling interests shareholders	(46,941)	(158,840)	(24,925)	(74,618)	(923,696)	(144,948)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	3,045	4,688	736	6,641	15,965	2,505

Net income/(loss) attributable to ordinary shareholders	24,325,451	(5,164,568)	(810,434)	49,405,223	(3,559,554)	(558,572)

Net income/(loss) per share:
Basic	7.84	(1.66)	(0.26)	16.35	(1.15)	(0.18)
Diluted	7.59	(1.66)	(0.26)	15.84	(1.15)	(0.18)
Net income/(loss) per ADS:
Basic	15.68	(3.32)	(0.52)	32.70	(2.29)	(0.36)
Diluted	15.18	(3.33)	(0.52)	31.68	(2.29)	(0.36)

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(32,550)	(33,714)	(5,290)	(98,168)	(102,407)	(16,070)
Fulfillment	(296,175)	(274,971)	(43,149)	(646,331)	(881,541)	(138,333)
Marketing	(128,598)	(172,635)	(27,090)	(346,952)	(585,611)	(91,895)
Research and development	(464,941)	(430,724)	(67,590)	(1,400,067)	(1,781,260)	(279,519)
General and administrative	(572,387)	(2,103,300)	(330,054)	(1,664,415)	(5,783,165)	(907,504)
(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(51,584)	(55,957)	(8,781)	(192,801)	(219,941)	(34,514)
Marketing	(218,936)	(217,526)	(34,135)	(692,471)	(854,379)	(134,071)
Research and development	(24,700)	(26,250)	(4,119)	(98,800)	(103,966)	(16,315)
General and administrative	(77,314)	(77,314)	(12,132)	(308,761)	(308,762)	(48,451)

(4)

Others are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, gains/(losses) from business and investment disposals, impairment of investments, government incentives, interest income and foreign exchange gains/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In thousands, except per share data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	2,386,234	3,564,946	559,418	16,827,643	17,207,096	2,700,168
Weighted average number of shares:
Basic	3,102,969	3,110,714	3,110,714	3,021,809	3,107,437	3,107,437
Diluted	3,204,906	3,110,714	3,110,714	3,109,024	3,107,437	3,107,437
Diluted (Non-GAAP)	3,204,906	3,192,988	3,192,988	3,109,024	3,194,405	3,194,405
Non-GAAP net income per share:
Basic	0.77	1.15	0.18	5.57	5.54	0.87
Diluted	0.74	1.11	0.17	5.28	5.38	0.84
Non-GAAP net income per ADS:
Basic	1.54	2.29	0.36	11.14	11.07	1.74
Diluted	1.49	2.21	0.35	10.56	10.75	1.69

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	5,213,568	6,472,325	1,015,649	42,544,317	42,301,294	6,637,996
Net cash used in investing activities	(13,705,425)	(18,785,343)	(2,947,830)	(57,810,588)	(74,247,932)	(11,651,121)
Net cash provided by/(used in) financing activities	23,412,604	(3,426,454)	(537,685)	71,071,595	19,503,296	3,060,493
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,971,701)	(1,438,118)	(225,672)	(5,082,380)	(1,499,783)	(235,348)

Net increase/(decrease) in cash, cash equivalents and restricted cash	11,949,046	(17,177,590)	(2,695,538)	50,722,944	(13,943,125)	(2,187,980)
Cash, cash equivalents and restricted cash at beginning of period(5)	78,686,177	93,869,688	14,730,202	39,912,279	90,635,223	14,222,644

Cash, cash equivalents and restricted cash at end of period(5)	90,635,223	76,692,098	12,034,664	90,635,223	76,692,098	12,034,664

Net cash provided by operating activities	5,213,568	6,472,325	1,015,649	42,544,317	42,301,294	6,637,996
Add: Impact from JD Baitiao receivables included in the operating cash flow	207,102	1,300,928	204,144	47,938	2,492,211	391,082
Add/(Less): Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	1,125,815	(3,866,523)	(606,741)	(3,533,666)	(13,510,306)	(2,120,062)
Other capital expenditures	(1,971,418)	(1,615,101)	(253,445)	(4,136,344)	(5,055,558)	(793,327)

Free cash flow	4,575,067	2,291,629	359,607	34,922,245	26,227,641	4,115,689

(5)	Including cash, cash equivalents and restricted cash classified as assets held for sale of RMB115.9 million and nil as of December 31, 2020 and 2021, respectively.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q4 2020	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	34.9	28.2	31.9	28.5	26.2
Inventory turnover days(6) – TTM	33.3	31.2	31.0	30.1	30.3
Accounts payable turnover days(7) – TTM	47.1	44.2	45.8	45.5	45.3
Accounts receivable turnover days(8) – TTM	2.7	2.6	2.7	2.8	2.9
Annual active customer accounts (in millions)	471.9	499.8	531.9	552.2	569.7

GMV(9) increased by 26.2% for the full year of 2021, as compared to the full year of 2020.

(6)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(9)

Gross Merchandise Volume (GMV) is the total value of all orders for products and services placed in the company’s online retail business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the company’s mobile apps and websites as well as orders placed on third-party mobile apps and websites that are fulfilled by the company or by the company’s third-party merchants. The calculation of GMV includes shipping charges paid by buyers to sellers and for prudent consideration excludes certain transactions over certain amounts. The company believes that GMV only provides a measure of the overall volume of transactions that flow through the company’s platform in a given period. Therefore, it should not be used as a financial metric or industry and peer comparisons.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Income/(loss) from operations	594,947	(391,987)	(61,511)	12,342,820	4,140,950	649,805
Add: Share-based compensation	1,494,651	3,015,344	473,173	4,155,933	9,133,984	1,433,321
Add: Amortization of intangible assets resulting from assets and business acquisitions	228,623	237,178	37,219	723,420	940,331	147,558
Add/(Reversal of): Effects of business cooperation arrangements	4,485	(11,112)	(1,744)	(236,539)	(28,802)	(4,519)
Reversal of: Gain on sale of development properties	(1,109,179)	(18,192)	(2,855)	(1,648,747)	(766,992)	(120,358)

Non-GAAP income from operations	1,213,527	2,831,231	444,282	15,336,887	13,419,471	2,105,807

Add: Depreciation and other amortization	1,451,079	1,330,677	208,812	5,344,234	5,292,127	830,450

Non-GAAP EBITDA	2,664,606	4,161,908	653,094	20,681,121	18,711,598	2,936,257

Total net revenues	224,328,155	275,907,157	43,295,854	745,801,886	951,592,154	149,325,574
Non-GAAP operating margin	0.5%	1.0%	1.0%	2.1%	1.4%	1.4%

Non-GAAP EBITDA margin	1.2%	1.5%	1.5%	2.8%	2.0%	2.0%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the year ended
	December 31, 2020	December 31, 2021	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	24,325,451	(5,164,568)	(810,434)	49,405,223	(3,559,554)	(558,572)
Add: Share-based compensation	1,494,651	2,564,054	402,356	4,155,933	8,293,361	1,301,409
Add: Amortization of intangible assets resulting from assets and business acquisitions	228,623	193,127	30,306	723,420	852,848	133,830
Add/(Reversal of): Reconciling items on the share of equity method investments(10)	357,890	282,886	44,391	530,046	(867,287)	(136,096)
Add: Impairment of goodwill, intangible assets, and investments	33,679	3,955,661	620,730	695,414	6,077,482	953,690
(Reversal of)/Add: (Gain)/Loss from fair value change of long-term investments	(20,474,859)	1,889,550	296,512	(29,482,650)	7,294,743	1,144,704
Reversal of: Gain on sale of development properties	(1,099,100)	(3,583)	(562)	(1,638,668)	(684,383)	(107,395)
Reversal of: Gain on disposals/deemed disposals of investments	(2,101,380)	(65,421)	(10,266)	(6,903,937)	(134,022)	(21,031)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(15,199)	(30,146)	(4,731)	(318,705)	(105,648)	(16,578)
(Reversal of)/Add: Tax effects on non-GAAP adjustments	(363,522)	(56,614)	(8,884)	(338,433)	39,556	6,207

Non-GAAP net income attributable to ordinary shareholders	2,386,234	3,564,946	559,418	16,827,643	17,207,096	2,700,168

Total net revenues	224,328,155	275,907,157	43,295,854	745,801,886	951,592,154	149,325,574
Non-GAAP net margin	1.1%	1.3%	1.3%	2.3%	1.8%	1.8%

(10)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.